EXHIBIT 99.1

OR Royalties Files 2025 Year-End Disclosure Documents

MONTREAL, March 30, 2026 (GLOBE NEWSWIRE) -- OR Royalties Inc. (“OR Royalties” or the “Company”) (OR: TSX & NYSE) announces that its Annual Information Form, Consolidated Annual Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2025 have been filed with Canadian securities regulatory authorities.  OR Royalties has also filed its Annual Report on Form 40-F for the year ended December 31, 2025 with the U.S. Securities and Exchange Commission.  Copies of these documents may be obtained via www.sedarplus.ca, www.sec.gov (for the Form 40-F) or www.ORroyalties.com.

Shareholders may also receive hard copies of these documents without charge upon request to OR Royalties’ Investor Relations Department, 1100 av. des Canadiens-de-Montréal, Suite 300, P.O. Box 211, Montreal, Québec, Canada H3B 2S2, or to info@ORroyalties.com.

About OR Royalties Inc.

OR Royalties is a precious metals royalty and streaming company focused on Tier-1 mining jurisdictions defined as Canada, the United States, and Australia. OR Royalties commenced activities in June 2014 with a single producing asset, and today holds a portfolio of over 195 royalties, streams and similar interests. OR Royalties’ portfolio is anchored by its cornerstone asset, the 3-5% net smelter return royalty on Agnico Eagle Mines Limited’s Canadian Malartic Complex, one of the world’s largest gold mines.

OR Royalties’ head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact OR Royalties Inc.:
Grant Moenting Vice President, Capital Markets Cell: (365) 275-1954 Email: gmoenting@ORroyalties.com	Heather Taylor Vice President, Sustainability and Communications Tel: (647) 477-2087 Email: htaylor@ORroyalties.com